UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46205P100

(CUSIP Number)

Karen Singer

212 Vacarro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A3

CUSIP No. 46205P100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,899,828
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,899,828
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,899,828*

*  The shares reported herein consist of (i) 716,484 shares of common stock, (ii) 177,379 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 5 shares of common stock, and (iii) convertible notes in the amount of $560,287.79, which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share, with each share of Series B Preferred Stock convertible into 5 shares of common stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	IN

CUSIP No. 46205P100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,899,828
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,899,828
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,899,828*

*  The shares reported herein consist of (i) 716,484 shares of common stock, (ii) 177,379 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 5 shares of common stock, and (iii) convertible notes in the amount of $560,287.79, which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share, with each share of Series B Preferred Stock convertible into 5 shares of common stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	IN

SCHEDULE 13D/A3

This constitutes Amendment No. 3 (the “Amendment No. 3”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Singer” or the “Reporting Person”), dated and filed November 18, 2010 (the “Statement”), relating to the shares of common stock (the “Shares”) of HealthWarehouse.com (the “Company” or “Issuer”), as amended by Amendment No. 1 to the Original Statement, filed August 22, 2011 (“Amendment No. 1”) and Amendment No. 2 to the Original Statement, filed September 9, 2011 (“Amendment No. 2” and, together with the Original Statement and Amendment No. 1, the “Prior Statement”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2.	Identity and Background.

Item 2 of the Prior Statement is hereby amended and restated in its entirety as follows:

The Prior Statement was filed by Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”). This Amendment No. 3 is being filed by Singer and Lloyd I. Miller, III (“Miller”) pursuant to Rule 13d-2(k) of the Exchange Act. Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of Singer Children’s Management Trust (the “Trust”). The Trust is the sole member of HWH Lending, LLC (“HWH”). Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Singer’s principal occupation is investing assets held in the Trust. During the last five years, Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Singer is a citizen of the United States of America.

Miller has sole dispositive and voting power with respect to the shares of the Issuer held indirectly as set forth in Items 3 and 5 below. Miller’s principal business address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida 33401. Miller’s principal occupation is investing assets held by or on behalf of his family. During the last five years, Miller has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Statement is hereby amended and restated in its entirety as follows:

Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares of the Issuer reported herein were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these Shares was $3,550,879.00. On June 28, 2012, HWH exercised certain warrants on a “cashless” basis in accordance with their terms as follows: (i) the warrant with an exercise price of $1.60 for 156,250 Shares which resulted in the net receipt by HWH of 117,907 Shares; (ii) the warrant with an exercise price of $1.60 for 156,250 Shares which resulted in the net receipt by HWH of 117,907 Shares, (iii) the warrant with an exercise price of $2.90 for 250,000 Shares which resulted in the net receipt by HWH of 146,281 Shares and (iv) the warrant with an exercise price of $3.00 for 585,808 Shares which resulted in the net receipt by HWH of 334,389 Shares.

Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996. All of the Shares that Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was $3,538,338.00. On June 28, 2012, Milfam I exercised certain warrants on a “cashless” basis in accordance with their terms as follows: (i) the warrant with an exercise price of $1.60 for 156,250 Shares which resulted in the net receipt by Milfam I of 117,907 Shares; (ii) the warrant with an exercise price of $1.60 for 156,250

Shares which resulted in the net receipt by Milfam I of 117,907 Shares, (iii) the warrant with an exercise price of $2.90 for 250,000 Shares which resulted in the net receipt by Milfam I of 146,281 Shares and (iv) the warrant with an exercise price of $3.00 for 585,808 Shares which resulted in the net receipt by Milfam I of 334,389 Shares.

Item 4. Purpose of the Transaction.

Item 4 of the Prior Statement is hereby amended by adding the following to the end thereof:

This Amendment No. 3 is being filed by Singer and Miller to report that (A) the Reporting Persons have formed a “group” (the “Group”) pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (B) since the filing of Amendment No. 2 and the amendment no. 2 to Schedule 13D/A filed on behalf of Miller on September 9, 2011 (“Miller Amendment No. 2”)1, a material change has occurred in the percentage of Shares beneficially owned by Singer and Miller.

The Reporting Persons have formed the Group for the purposes of (i) engaging in discussions with the Board and management of the Issuer, and (ii) taking other actions for the purpose of influencing the corporate governance of the Issuer, including recommending additional candidates to the Board.

On June 28, 2012, Milfam I and HWH each exercised (i) the warrants with the $1.60 exercise price and in return each received 117,907 Shares for each of the two warrants, (ii) the warrants with the $3.00 exercise price and in return each received 334,389 Shares, and (iii) the warrants with the exercise price of $2.90 and in return each received 146,281 Shares. This resulted in a material change in the percentage of Shares beneficially owned by Singer and Miller.

Except as described above in this Item 4 and herein, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by them, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Persons may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Prior Statement is hereby amended and restated in its entirety as follows:

(a) Singer, as Trustee of the Trust which is the sole member of HWH, is the beneficial owner of 1,899,828 Shares, which is equal to 14.7% of the 12,893,621 outstanding Shares. As of the date hereof, 1,899,831 of the Shares beneficially owned by Singer are owned of record by HWH.

Miller may be deemed to beneficially own 1,899,828 Shares, which is equal to 14.7% of the 12,893,621 outstanding Shares. As of the date hereof, 1,899,831 of the Shares beneficially owned by Miller are owned of record by Milfam I.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 12,893,621 outstanding Shares referenced above is the sum of the following amounts: (i) 11,710,277 Shares based upon email confirmation from the Company’s counsel on July 9, 2012, (ii) 177,379 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 5 Shares, and (iii) convertible notes in the amount of $560,287.79 (includes interest through July 9, 2012), which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share, with each share of Series B Preferred Stock convertible into 5 Shares.

[1]	For a description of Item 4 relating to Miller prior to the formation of the “Group”, refer to Miller Amendment No. 2.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Person pursuant Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Person. The filing of this Schedule 13D shall not be deemed an admission that either Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he, she or it does not directly own.

(b) Singer has sole dispositive and voting power for the Shares owned by the Trust.

Miller has sole dispositive and voting power for the Shares owned by Milfam I.

(c) Except as described in Items 3 and 4, there were no transactions in the past 60 days.

(d) No persons other than Singer (or HWH) and Miller (or Milfam I) have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Statement is hereby amended and supplemented by adding the following at the end thereof:

HWH and Milfam I2 are each a party to the Agreements, the Loan Agreement, the Convertible Note and the Non-Convertible Note.

[2]	For a description of Item 4 prior to the formation of the “Group”, refer to Miller Amendment No. 2.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2012

KAREN SINGER

By:	/s/ Karen Singer

Lloyd I. Miller, III

By:	/s/ Lloyd I. Miller, III